SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §249.13d-2

(Amendment No.     )*

CodeSmart Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19189U106

(CUSIP Number)

April 20, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19189U106	Page 2 of 5

SCHEDULE 13G

CUSIP No.19189U106

1	NAMES OF REPORTING PERSONS Jasper Group Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,394,895 shares
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,394,895 shares
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,895 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.16%*
12	TYPE OF REPORTING PERSON* CO

*	Based upon an aggregate of 22,635,455 shares of the Issuer’s (as defined below) common stock outstanding as of April 15, 2014 as reported in the Issuer’s Annual Report on Form 10-K filed on April 21, 2014.

CUSIP No. 19189U106	Page 3 of 5

Item 1(a).	Name of Issuer:

CodeSmart Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

275 Seventh Avenue, 7th Floor New

York, NY 10001

Item 2(a).	Name of Person(s) Filing:

Jasper Group Holdings, Inc.

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

1858 Pleasantville Road, Suite 110

Briarcliff Manor, NY 10510

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock of the Issuer

Item 2(e).	CUSIP Number:

19189U106

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

CUSIP No. 19189U106	Page 4 of 5

Item 4.	Ownership:

(a) Amount beneficially owned: 1,394,895 shares.

(b) Percent of class: 6.16%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,394,895

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 1,394,895

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of the Group.

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 19189U106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2014

Jasper Group Holdings, Inc.

By:	/s/ Michael C. Woloshin
Name: Michael C. Woloshin
Title: Chief Executive Officer